FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

[redacted]

Our Ref.: S/7911/94 LTO/kk

08001217

FEB 2008

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith copy of the announcements dated 10 January 2008 and 15 February 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

RECEIVED
FEB 13 A 10:42

dlw 3/13

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

RESIGNATION OF DIRECTOR

The board of directors (the "Board") of China Resources Enterprise, Limited (the "Company") announces that Mr. Keung Chi Wang, Ralph has resigned as an Executive Director of the Company with effect from 15 February 2008.

Resignation of Director

The Board announces that Mr. Keung Chi Wang, Ralph has resigned as an Executive Director of the Company with effect from 15 February 2008 due to family reasons which render him unable to dedicate time to fulfil his duties and commitment as an Executive Director of the Company. Mr. Keung confirmed that he has no disagreement with the Board and there are no matters relating to his resignation that need to be brought to the attention of the holders of securities of the Company.

The Board would like to take this opportunity to express its gratitude and appreciation to Mr. Keung for his valuable contributions during his years as Director of the Company.

By Order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 15 February 2008

As at the date of this announcement, the Executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The Non-Executive Directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The Independent Non-Executive Directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

REVISION OF ANNUAL CAPS FOR CONTINUING CONNECTED TRANSACTIONS

The aggregate sales of foodstuff by the Ng Fung Hong Group to CNFC, the 49% shareholder of a subsidiary of the Ng Fung Hong Group, for the eleven months ended 30 November, 2007 reached HK$129.5 million and exceeded the annual cap of HK$115.0 million for the year ended 31 December, 2007 as previously determined and announced on 3 June, 2005. Accordingly, it is revised to HK$160.0 million. The Company would also like to revise those annual caps applicable for the three years ending 31 December, 2010. As all the revised annual caps do not exceed the applicable percentage ratios of the Company of 2.5% as referred to in Chapter 14A of the Listing Rules, the revision is only subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 3 June, 2005 where amongst others, annual caps for the sales of foodstuff by the Ng Fung Hong Group to CNFC were set for the three years ended 31 December, 2007. Ng Fung Hong is a wholly owned subsidiary of the Company and the Ng Fung Hong Group is principally engaged in the food processing and distribution businesses. CNFC is the 49% shareholder of China International Fisheries Corp., a 51% subsidiary of the Ng Fung Hong Group. CNFC is engaged in the processing, distribution and trading of fish catches. Accordingly, the sales and purchases of foodstuff by the Ng Fung Hong Group with CNFC constitute continuing connected transactions of the Company. The previous CNFC Foodstuff Agreement was entered into between Ng Fung Hong and CNFC on 3 June, 2005. Under the agreement, which was for a term from 3 June, 2005 to 31 December, 2007, when any members of the Ng Fung Hong Group and CNFC or its associates entered into a foodstuff transaction, they should procure that the sale and purchase of the foodstuff would be on normal commercial terms. The prices of the transactions would be either at market prices or at prices no less favourable to the Ng Fung Hong Group than those available to or from (as appropriate) independent third parties.

REVISION OF ANNUAL CAPS

Annual caps for the sales of foodstuff by the Ng Fung Hong Group to CNFC previously set for the three years ended 31 December, 2007 were HK$95.0 million, HK$105.0 million and HK$115.0 million respectively. The aggregate sales of foodstuff by the Ng Fung Hong Group to CNFC for the two years ended 31 December, 2006 were HK$59.2 million and HK$62.2 million respectively. It has come to the attention of the Company from the November monthly reporting, which was received by the Company on 24 December, 2007, that these aggregate sales of foodstuff for the eleven months ended 30 November, 2007 reached HK$129.5 million and exceeded the applicable annual cap of HK$115.0 million previously announced. The sales of foodstuff to CNFC increased in the current year as a result of increase in fish and other aquatic catches suitable for the PRC market. Therefore, the Company would like to revise the annual cap for the year ended 31 December, 2007 upwards to HK$160.0 million. The annual caps for the sales of foodstuff by the Ng Fung Hong Group to CNFC for the three years ending 31 December, 2010 as announced on 18 December, 2007 are HK$141.0 million, HK$145.0 million and HK$150.0 million respectively. The Company would also like to revise each of these annual caps to HK$195.0 million. These foodstuff transactions are governed by the existing CNFC Foodstuff Agreement which has a term of three years ending 31 December, 2010 and was entered into on 18 December, 2007 with terms similar to the previous one.

The revised annual caps have been determined by reference to (i) the historical value of the transactions; (ii) the estimated sales of foodstuff to CNFC in the month of December 2007 and the three years ending 31 December, 2010 after taking into account of the latest increase in the volume of transactions; (iii) the possible increase in the general price level as a result of continuous economic prosperity in the PRC; and (iv) provision of buffer for the inherent volatility of business which largely depends on the types of fish and aquatic catches and their demand in different markets. The directors of the Company (including the independent non-executive directors) consider that the revised annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ABOUT THE COMPANY

The Company is a company listed on the Stock Exchange, with business emphasis on the consumer businesses in the Chinese Mainland and Hong Kong. The Group's core activities are retail, beverage, food processing and distribution, textile and property investments.

GENERAL

As all the revised annual caps do not exceed the applicable percentage ratios of the Company of 2.5% as referred to in Chapter 14A of the Listing Rules, the revision is only subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules.

DEFINITIONS

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"CNFC"	China National Fisheries Corp., the 49% shareholder of a subsidiary of the Ng Fung Hong Group
"Company"	China Resources Enterprise, Limited (stock code: 291), a company incorporated in Hong Kong and listed on the Stock Exchange
"Group"	the Company and its subsidiaries
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Ng Fung Hong"	Ng Fung Hong Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company
"Ng Fung Hong Group"	Ng Fung Hong and its subsidiaries
"PRC"	The People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 10 January, 2008

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Du Wenmin. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

END